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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

ALLSTREAM INC.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: October 2, 2003
	By:	/s/ SCOTT EWART
Scott Ewart Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream Launches New Global Roaming for
Internet Access Service Using GRIC MobileOffice

Allstream partners with GRIC Communications to offer new service that enables global roaming and WiFi capabilities from more than 150 countries

        TORONTO, ON — October 2, 2003 — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), formerly AT&T Canada, a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, today announced that it is expanding its portfolio of services with the launch of Global Roaming for Internet Access.

        Using a remote access and mobile office solution from GRIC Communications Inc., (NASDAQ: GRIC), a leading provider of Internet-based mobile office communications solutions, Allstream will offer GRIC's MobileOffice™ software and WiFi services to corporate customers in Canada seeking to reduce their mobility management costs and increase the productivity of their workforce. This new global remote access service enables mobile and remote workers to stay connected to their enterprise network for access to critical security and productivity applications from more than 35,000 wired and wireless access points in more than 150 countries worldwide.

        Global Roaming for Internet Access is a high-quality, reliable remote access service that allows customers to connect to their corporate LANs for e-mail, file sharing and other tasks critical to business success, as well as being able to browse the Internet from almost any country in the world. Allstream will offer GRIC's MobileOffice™ software to customers by bundling it into Global Roaming Internet Dial-up services, meaning customers will benefit from GRIC's expansive access points and technologies while maintaining a single point of contact with Allstream to provide seamless global connectivity. Automatically enabled for Allstream's Dial-Up Access customers, this easy-to-use roaming service will offer dial-up access, software, customer support, software maintenance and reporting capabilities.

        "Global Roaming for Internet Access is an exciting and strategic addition to our world-class Connectivity portfolio," said Mike Kologinski, Executive Vice President of Marketing, Allstream. "This global remote access service will benefit customers, particularly those with frequent U.S. and international business requirements for their workforce, looking to provide their employees with seamless and user-friendly mobility and connectivity capabilities from virtually anywhere in the world. Global Roaming also supports our Security offers, by giving customers remote access to their corporate networks through a secure, cost-effective Internet VPN. This is another example of our commitment to help clients meet their global connectivity needs."

        Incorporating GRIC'S WiFi capabilities, Global Roaming also enables mobile and remote workers to have greater wireless access when in a WiFi location. GRIC has nearly 2,000 WiFi access or wireless hot spots in hotels, airports and coffee shops worldwide.

        "The GRIC MobileOffice solution provides Allstream with a proven method of delivering a user-friendly mobility solution to its enterprise customers," said Bharat Davé, CEO of GRIC Communications, Inc. "GRIC MobileOffice meets the demanding standards of leading telecommunications and service providers such as Allstream while offering an easy-to-use software client that increases productivity for corporate workforces who must stay connected to the enterprise from an ever-widening range of locations."

        Allstream's Global Roaming for Internet Access offers features including:

  •
  International roaming in more than 150 countries

  •
  WiFi access available from nearly 2,000 access points

  •
  Compatibility with Allstream's Internet Virtual Private Network (VPN) solution

  •
  Automatic dialer software updates

  •
  Daily log-in history and usage reporting

  •
  Web-based account management tools

        Customers can sign up now for the Global Roaming for Internet Access service, for activation starting in November. For more information about this or other Allstream products and services, please contact 1-888-811-6301or visit our website at www.allstream.com.

About Allstream

        Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and on the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the Company.

Note to Allstream Investors

        This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

About GRIC Communications Inc.

        GRIC Communications, Inc. is a leading provider of secure enterprise mobility solutions for enterprises and service providers worldwide. GRIC's mission is to enable customers to dramatically reduce the cost, complexity, and risk of mobility, while maximizing the productivity of mobile and remote workers. GRIC's TierOne Network™ of more than 300 top-tier service providers is the world's largest access network and features more than 35,000 wired and wireless access points in over 170 countries and territories. GRIC is the world's leading and most experienced provider of secure mobile broadband services. The GRIC Tier One Network includes nearly 2,500 Wi-Fi and broadband access points in hotels, convention centers, and airports worldwide.

        The award-winning GRIC MobileOffice enables enterprises to improve their control over and support for mobile professionals, while returning significant cost savings, minimizing risk, and improving productivity. GRIC MobileOffice features an easy-to-use, intuitive interface that maximizes productivity by enabling end users to securely, rapidly, and conveniently access their corporate information and applications from virtually anywhere. More information about GRIC is available at www.GRIC.com.

Note to GRIC Investors

        This news release may include "forward-looking" statements, including projections about the business of GRIC Communications, Inc., within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense are forward-looking statements. These forward-looking statements are based on information available to us at the time of the release and we assume no obligation to update any such forward-looking statements. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including unforeseen issues as Allstream integrates the GRIC service into its service offering, as well as the emergence of competing secure access technologies, protocols and delivery platforms. These and other risks and uncertainties associated with our business are detailed in our most recent reports on Form 10-K and Form 10-Q on file with the SEC and available through www.sec.gov.

For additional information, please contact:

Media:
May Chong, 416-345-2342, may.chong@allstream.com
Richard Rossi, 408-965-1144, rrossi@gric.com

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com
John Riley, 408-965-1377, jriley@gric.com

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SIGNATURES
Allstream Launches New Global Roaming for Internet Access Service Using GRIC MobileOffice